UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 42)*

Republic First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760416107

(CUSIP Number)

George E. Norcross, III

218 Royal Palm Way, Suite 200

Palm Beach, Florida 33480

(561) 500-4600

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

October 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	SCHEDULE 13D

1	Names of Reporting Persons George E. Norcross, III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 746,122
	8	Shared Voting Power 2,749,285
	9	Sole Dispositive Power 746,122
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,495,407 (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.0% (2)
14	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 9,733,628 shares of Common Stock owned by all of the Reporting Persons in the aggregate, which includes 2,749,285 shares for which each of the Reporting Persons have shared voting power over in connection with the Voting Agreements (defined in Item 4 of the Schedule 13D), representing approximately 13.8% of the outstanding shares of Common Stock. See Item 5 of this Schedule 13D.

(2)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of October 27, 2023 is 70,419,960, as represented by the Issuer in the Securities Purchase Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 2, 2023.

CUSIP No. 760416107	SCHEDULE 13D

1	Names of Reporting Persons Philip A. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 497,000
	8	Shared Voting Power 2,749,285
	9	Sole Dispositive Power 497,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,246,285 (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.6% (2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D

1	Names of Reporting Persons Gregory B. Braca
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 511,659
	8	Shared Voting Power 2,749,285
	9	Sole Dispositive Power 511,659
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,260,944 (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.6% (2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D

1	Names of Reporting Persons Alessandra T. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 2,614,781
	8	Shared Voting Power 2,749,285
	9	Sole Dispositive Power 2,614,781
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,364,066 (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.6% (2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D

1	Names of Reporting Persons Alexander S. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 2,614,781
	8	Shared Voting Power 2,749,285
	9	Sole Dispositive Power 2,614,781
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,364,066 (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.6% (2)
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 42 (“Amendment No. 42”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2022, as amended prior to the date of this Amendment No. 42 (the “Original Schedule 13D”) as specifically set forth herein (as so amended, the “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds of Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following immediately prior to the last paragraph of this item:

Each of the Reporting Persons may be deemed to have acquired beneficial ownership of 2,749,285 shares of Common Stock, pursuant to the Voting Agreements (as defined in Item 4 below). The Voting Agreements were entered into in connection with, and as consideration for, the execution and delivery of the Purchase Agreement (as defined in Item 4 below) by the Reporting Persons, and the Reporting Persons did not pay any additional consideration in connection with the execution and delivery of the Voting Agreement. Based on publicly available information filed on Form 4, the individuals delivering Voting Agreements to each Reporting Person beneficially owned the following number of shares common stock of the Issuer: Thomas X. Geisel: 1,902,337 shares; Peter B. Bartholow: 6,000 shares; Lisa Jacobs: 25,600 shares; Harry Madonna: 77,900 shares; Harris Wildstein: 708,348 shares; Benjamin C. Duster, IV: 100 shares; Andrew Cohen: 29,000 shares.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following immediately prior to the last paragraph of this item:

Securities Purchase Agreement

On October 27, 2023, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Reporting Persons, pursuant to which the Issuer agreed to sell shares of the Issuer’s common stock, par value $0.01 per share, at a purchase price of $0.05 per share (the “Common Stock”), and shares of a newly-issued series of Series B convertible perpetual preferred stock, par value $0.01 per share, at a purchase price of $50.00 per share (the “Series B Preferred Stock” and together with the Common Stock, the “Securities”) (collectively, the “Private Placement”). The Reporting Persons have agreed, in the aggregate, to purchase $435,750 worth of Common Stock and $34,564,250 worth of Series B Preferred Stock. The Reporting Persons will also receive, in the aggregate, warrants to purchase 105,000 shares of Series B Preferred Stock (the “Warrants”), which shall be exercisable any time following the occurrence of the Triggering Event (as defined below), but no later than seven years after the Warrant is issued, at an exercise price equal to $0.01 per share, upon the occurrence of certain events.

The obligations of the Issuer and the Reporting Persons to consummate the Private Placement pursuant to the Purchase Agreement are subject to the satisfaction (or waiver, as applicable) of certain closing conditions, including, among others, conditions relating to the Issuer’s regulatory status and access to liquidity, confirmation that the Private Placement will not result in a change of control for accounting purposes, and the Issuer’s filing of its Annual Report on Form 10-K for the year ended December 31, 2022. In addition, each Reporting Person shall have submitted all filings with and received all approvals required by applicable governmental entities to permit such Reporting Person to acquire and hold the Securities, including the approval of the Board of Governors of the Federal Reserve System under the Change in Bank Control Act of 1978, as amended, and the Pennsylvania Department of Banking and Securities under applicable laws of Pennsylvania. Subject to satisfaction of such conditions, the Private Placement is expected to close in November 2023.

The Issuer intends to use the net proceeds of the Private Placement to strengthen the Issuer’s current balance sheet and improve the regulatory capital of Republic First Bank (the “Bank”). The Purchase Agreement contains representations, warranties, and covenants of the Issuer and the Reporting Persons that are customary in private placement transactions.

Pursuant to the terms of the Purchase Agreement, beginning on the date of the Purchase Agreement, the Issuer invited Philip A. Norcross and Gregory B. Braca (the “Observers”) to attend all meetings of the board of directors of the Issuer and the Bank (the “Boards”), or any committees thereof, solely in a nonvoting, nonparticipating observer capacity. Immediately following the closing of the transactions contemplated by the Purchase Agreement (the “Closing”), Harry Madonna, Lisa Jacobs, Harris Wildstein and Andrew Cohen will resign from the Boards. The continuing directors will appoint the Observers to the Boards to represent the Reporting Persons and Mary Pat Christie and John Michael Vazquez will be appointed to the Boards as independent directors. Following the foregoing resignations and appointments, the Boards will consist of Thomas X. Geisel, Benjamin C. Duster, IV, Peter B. Bartholow, Philip A. Norcross, Gregory B. Braca, Mary Pat Christie, and John Michael Vazquez.

The Purchase Agreement provides for customary pre-emptive rights for the Reporting Persons so long as the Reporting Persons, together with their respective affiliates, continue to hold, in the aggregate, at least 50% of the Series B Preferred Stock or 9.9% of the outstanding equity securities of the Issuer.

The Purchase Agreement provides that as soon as practicable, and no later than December 31, 2023, the Issuer shall duly call, give notice of, establish a record date for, convene and hold a special meeting of its shareholders (the “Shareholder Meeting”) to approve (i) the amendment to the Articles of Incorporation of the Issuer to increase the number of authorized shares of Common Stock to 3,000,000,000, (ii) the restoration of voting rights as provided pursuant to Subchapter 25G of the Pennsylvania Business Corporation Law and the Pennsylvania Entity Transactions Law (collectively, the “PBCL”) for all Common Stock of the Issuer acquired by the Reporting Persons or otherwise owned by the Reporting Persons or any of their respective affiliates, which could be considered “control shares” under Subchapter 25G of the PBCL, and (iii) the acquisition of equity securities of the Issuer by Reporting Persons or any of their respective affiliates and the disposition of any equity securities of the Issuer now or hereafter owned by the Reporting Persons or any of their respective affiliates, in each case for purposes of Subchapter 25H of the PBCL (collectively, the “Shareholder Approval”).

Prior to the Closing, the Issuer may not solicit or enter into another transaction involving the issuance of 5% or more of the outstanding shares of Common Stock. However, if prior to the Closing, the Issuer receives an unsolicited proposal from a third party involving the acquisition of 50% or more of the outstanding shares of Common Stock, then the Issuer may terminate the Purchase Agreement if the Issuer’s board of directors determines that such unsolicited proposal is more favorable to the Issuer’s shareholders from a financial point of view and failure to terminate the Purchase Agreement in favor of such proposal would be inconsistent with the fiduciary duties of the Issuer’s board of directors, subject to payment of a termination fee to the Reporting Persons equal to 3% of the purchase price committed to be paid by such Reporting Persons pursuant to the Purchase Agreement.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 2, 2023 (the “Issuer 8-K”), and which is incorporated herein by reference.

Series B Preferred Stock

In connection with the Private Placement, at the Closing, the Issuer will file the Statement with Respect to Shares for Perpetual, Convertible Preferred Stock, Series B (the “Series B Statement”) with the Department of State of the Commonwealth of Pennsylvania to authorize and issue the shares of Series B Preferred Stock to the Reporting Persons. The liquidation value of the Series B Preferred Stock is $50.00 per share (the “Liquidation Amount”). The preferences, limitations, powers and relative rights of the Series B Preferred Stock are set forth in the Series B Statement and are described below.

Prior to the Trigger Start Date, holders of the Series B Preferred Stock will be entitled to receive dividends if declared by the Issuer’s board of directors, in the same per share amount as paid on the Common Stock on an as-converted basis. No dividends will be payable on the Common Stock unless a dividend identical to that paid on the Common Stock on an as-converted basis is payable at the same time on the Series B Preferred Stock. In addition to the dividends payable on the Common Stock, beginning on the Trigger Start Date and ending on the Trigger End Date, holders of the Series B Preferred Stock will be entitled to receive cash dividends at the annual rate of 12% of the Liquidation Amount, payable quarterly in arrears. The “Trigger Start Date” means (i) if the Shareholder Approval is not obtained in full at the Shareholder Meeting, then the date of such meeting or (ii) if the Shareholder Meeting is not held by March 1, 2024, then March 1, 2024. The “Trigger End Date” means the date that the Shareholder Approval is obtained.

Each share of Series B Preferred Stock is convertible into 1,000 shares of Common Stock, subject to adjustment, effective as of the close of business on the date that the Issuer obtains the Shareholder Approval and files an amendment to the Articles of Incorporation of the Issuer to authorize an increase in the number of authorized shares of Common Stock.

Unless the shares of Series B Preferred Stock have previously been converted into shares of Common Stock as described above, each share of Series B Preferred Stock will automatically convert into 1,000 shares of Common Stock upon a “Permissible Transfer” of such shares of Series B Preferred Stock. A “Permissible Transfer” is a transfer by a holder of Series B Preferred Stock (i) to the Issuer; (ii) in a widely distributed public offering of Common Stock or Series B Preferred Stock; (iii) that is part of an offering that is not a widely distributed public offering of Common Stock or Series B Preferred Stock but is one in which no one transferee acquires the rights to receive 2% or more of any class of voting securities; or (iv) to a transferee that controls more than 50% of the voting securities of the Issuer without giving effect to such transfer.

The Series B Preferred Stock will rank, as to payments of dividends and distribution of assets upon dissolution, liquidation or winding up of the Issuer, pari passu with the Common Stock on an as-converted basis. Additionally, after the Trigger Start Date until the Trigger End Date, certain fundamental corporate transactions will constitute “deemed liquidation events”, unless holders of a majority of the outstanding shares of the Series B Preferred Stock elect otherwise. Upon any such deemed liquidation event, subject to the rights of any persons that are holders of any senior class or series of securities, the holders of the Series B Preferred Stock will be entitled to a distribution equal to two times the amount of the Liquidation Amount per share of Series B Preferred Stock, plus any declared but unpaid dividends. Holders of Series B Preferred Stock will have no voting rights, except as to amendments or changes that would adversely affect the rights, preferences or privileges of the Series B Preferred Stock, or that would increase or decrease the number of authorized shares of Series B Preferred Stock, or as may be required by law. The Series B Preferred Stock will not be redeemable by either the Issuer or by the holder. Dividends on the Series B Preferred Stock are not cumulative.

On the Trigger Start Date, as set forth the Series B Statement, the “Applicable Percentage” (as defined below) of the then outstanding shares of Series B Preferred Stock, on a pro rata basis with respect to each holder, will automatically be exchanged for a new series of shares of preferred stock designated as the “Series B-1 Convertible Perpetual Preferred Stock” (the “Series B-1 Preferred Stock”), which such Series B-1 Preferred Stock will have identical terms as the Series B Preferred Stock except that dividends on the Series B-1 Preferred Stock will be cumulative. The “Applicable Percentage” means a number of the then outstanding shares of Series B Preferred Stock that, after exchanged to Series B-1 Preferred Stock, would result in each of the Bank and the Issuer exceeding certain quantitative capital requirements necessary to be deemed “well capitalized” under applicable bank regulations.

The foregoing description of the Series B Statement does not purport to be complete and is qualified in its entirety by the full text of the form of Series B Statement, a copy of which was filed as Exhibit D to Exhibit 10.1 to the Issuer 8-K, and which is incorporated herein by reference.

Warrants

Pursuant to the Purchase Agreement, at the Closing, the Issuer shall issue the Warrants to the Reporting Persons. The Warrants are exercisable for $0.01 per share of Series B Preferred Stock at any time after their issuance, in whole or in part, following a “Triggering Event” and until the seventh anniversary of their date of issuance. A “Triggering Event” means (i) the Shareholder Approval is not obtained in full at the Shareholder Meeting, or (ii) the Shareholder Meeting to obtain Shareholder Approval is not held by March 1, 2024. In the event the Shareholder Approval is obtained in full at the Shareholders’ Meeting prior to March 1, 2024, the Warrants will terminate automatically and will become null and void.

The Warrants are subject to adjustment from time to time upon the occurrence of certain events, including: (i) the Issuer declaring a dividend or making a distribution on its Series B Preferred Stock in shares of Series B Preferred Stock, or (ii) splitting, subdividing or reclassifying the outstanding shares of Series B Preferred Stock into a greater number of shares. If an adjustment to the exercise price shall result in a requirement to obtain shareholder approval, the Issuer will pay cash dividends on the Warrants in lieu of any such adjustment. If the Issuer declares a cash dividend, the holder of the Warrants shall receive its pro rata portion of such dividend as if the Warrants had been exercised in full prior to the record date of such dividend in lieu of any such adjustment. If a merger, consolidation, or reorganization occurs, the Warrant becomes exercisable for the stock or other securities or assets of the Issuer, or any successor of the Issuer, that the warrantholder would have received if it had exercised the Warrant prior to the merger or other corporate event.

The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Warrants, a copy of which was filed as Exhibit F to Exhibit 10.1 to the Issuer 8-K, and which is incorporated herein by reference.

Registration Rights Agreement

At the Closing, the Issuer has agreed to enter into a registration rights agreement with the Reporting Persons (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, following the request of the Reporting Persons, the Issuer is required to file a resale registration statement by no later than 30 months following the date of the Closing to register the resale of the Securities.

Pursuant to the Registration Rights Agreement, if the Issuer intends to file a registration statement covering a primary or secondary offering of any of its Common Stock, Series B Preferred Stock, or other securities, which is not a registration solely to implement an employee benefit plan pursuant to a registration statement on Form S-8 or a registration statement on Form S-4, the Issuer will promptly give written notice to the holders of the Securities of its intention to effect such a registration, and the Issuer will effect the registration under the Securities Act of all registrable securities that the holders request be included in such registration.

At any time that a shelf registration statement is effective, if any Reporting Person intends to sell any of its securities in a shelf offering, then the Issuer has to amend the shelf registration statement to enable the securities to be sold under such shelf offering. The Issuer only has to undertake an underwritten offering if the expected gross proceeds exceed $20,000,000.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of Registration Rights Agreement, a copy of which was filed as Exhibit C to Exhibit 10.1 to the Issuer 8-K, and which is incorporated herein by reference.

Voting Agreements

On October 27, 2023, each member of the Boards delivered to the Reporting Persons a voting agreement setting forth the terms and conditions by which such member of the Boards, in his or her capacity as a shareholder of the Issuer (the “Shareholder”), agrees to vote in favor of the Shareholder Approval (collectively, the “Voting Agreements”), which such Voting Agreements were acknowledged and agreed to by the Reporting Persons. Pursuant to each Voting Agreement, at the Shareholder Meeting, the Shareholder agrees to: (i) cause such Shareholder’s shares to be counted as present for the purpose of establishing a quorum, (ii) vote such shares in favor of the Shareholder Approval, any other matter that is reasonably necessary to be approved to facilitate the Shareholder Approval, and any proposal to adjourn or postpone if there are not sufficient votes to obtain the Shareholder Approval, and (iii) vote the shares against any competing or inconsistent proposal with the Shareholder Approval and any proposal that could interfere with the Shareholder Approval.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreements, copies of which were filed as Exhibit 10.2 through Exhibit 10.8 to the Issuer 8-K, and which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following immediately prior to the last paragraph of this item:

Other than as listed above and as discussed in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2023

George E. Norcross, III

By:	/s/ George E. Norcross, III

Phillip A. Norcross

By:	/s/ Philip A. Norcross

Gregory B. Braca

By:	/s/ Gregory B. Braca

Alessandra T. Norcross

By:	/s/ Alessandra T. Norcross

Alexander S. Norcross

By:	/s/ Alexander S. Norcross